Trade Media Holdings Limited ?? (Predecessor to Global Sources Ltd.) (Incorporated in the Cayman Islands) Consolidated Financial Statements Year ended December 31, 1999

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

Index to Consolidated Financial Statements

December 31, 1999

Pages

Report of Independent Accountants 1

Balance Sheets 2

Consolidated Statements of Income 3

Consolidated Statements of Shareholders' Equity 4

Consolidated Statements of Cash Flows 5

Notes to Consolidated Financial Statements 6 to 20

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Trade Media Holdings Ltd.

(Predecessor to Global Sources Ltd.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Trade Media Holdings Ltd. (the "Company") and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

/s/ PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Hong Kong

May 26, 2000

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31
	1998	1999
ASSETS
Current Assets:
Cash and cash equivalents.....................................................................................	$15,713	$15,433
Accounts receivable, net........................................................................................	7,842	7,126
Receivables from sales representatives.................................................................	8,251	6,172
Inventory of paper..................................................................................................	783	583
Prepaid expenses and other current assets.............................................................	5,581	3,227
Total Current Assets.......................................................................................	38,170	32,541

Property and equipment, net......................................................................................	3,598	9,788
Intangible assets, net..................................................................................................	1,116	745
Long term investments, at amortized cost.................................................................	2,545	2,348
Other assets.................................................................................................................	1,531	1,223
Total Assets......................................................................................................	$46,960	$46,645
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable...................................................................................................	$ 4,626	$ 3,469
Deferred income and customer prepayments........................................................	11,692	15,139
Accrued liabilities..................................................................................................	5,016	7,069
Amount due to Parent Company...........................................................................	10,487	11,404
Income taxes payable.............................................................................................	87	314
Total Current Liabilities................................................................................	31,908	37,395
Liabilities for incentive and bonus plan.....................................................................	5,366	3,540
Total Liabilities................................................................................................	37,274	40,935

Shareholders' equity:
Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
25,051,380 shares issued and outstanding.....................................	251	251
Retained earnings...................................................................................................	9,435	5,459
Total shareholders' equity.............................................................................	9,686	5,710
Total liabilities and shareholders' equity.....................................................	$46,960	$46,645

The accompanying notes are an integral part of these consolidated financial statements.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	1997	1998	1999

Revenues:
Online advertising services..................................................	$ 5,177	$ 14,602	$ 25,795
Subscriptions and print advertising services........................	96,596	76,817	62,116
Global transaction software services...................................	1,076	1,228	584
Other.....................................................................................	3,532	3,226	3,379
	106,381	95,873	91,874
Cost of Revenues.....................................................................	30,537	29,028	31,083
Gross Profit.............................................................................	75,844	66,845	60,791

Operating Expenses:
Circulation, general and administrative...............................	59,550	50,707	45,203
Online services development...............................................	1,366	3,182	3,461
Amortization of intangibles.................................................	372	379	371
Total Operating Expenses.....................................................	61,288	54,268	49,035
Income from Operations.......................................................	14,556	12,577	11,756
Interest expense....................................................................	(264)	(336)	(337)
Interest income.....................................................................	646	732	558
Foreign exchange gains (losses), net...................................	(4,110)	160	427
Income before Income Taxes................................................	10,828	13,133	12,404
Income Tax Provision............................................................	(1,338)	(1,552)	(1,435)
Net Income..............................................................................	$ 9,490	$ 11,581	$ 10,969
Basic and diluted net income per share...............................	$ 0.38	$ 0.46	$ 0.44

Shares used in basic and diluted net income per share calculations...........................................................................	25,051,380	25,051,380	25,051,380

The accompanying notes are an integral part of these consolidated financial statements.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In U.S. Dollars Thousands, Except Number of Shares)
	Ordinary Shares
	Number of Shares	Amounts	Retained Earnings	Total Shareholders'Equity
Balance at December 31, 1996.......	25,051,380	$ 251	$ 21,864	$ 22,115
Net income........................................	-	-	9,490	9,490
Dividends..........................................	-	-	(13,500)	(13,500)

Balance at December 31, 1997.......	25,051,380	$ 251	17,854	18,105
Net income........................................	-	-	11,581	11,581
Dividends..........................................	-	-	(20,000)	(20,000)

Balance at December 31, 1998.......	25,051,380	$ 251	9,435	9,686
Net income........................................	-	-	10,969	10,969
Dividends..........................................	-	-	(14,945)	(14,945)
Balance at December 31, 1999.......	25,051,380	$ 251	$ 5,459	$ 5,710

The accompanying notes are an integral part of these consolidated financial statements.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year ended December 31,
	1997	1998	1999
Cash flows from operating activities:
Net income.................................................................................	$ 9,490	$ 11,581	$ 10,969
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Depreciation and amortization...................................................	2,653	3,013	2,441
Loss on sale of property and equipment....................................	65	106	19
Accretion of U.S. Treasury strips zero % coupon.....................	(146)	(159)	(170)
Bad debt expense.......................................................................	1,697	1,124	1,123
Expenses allocated by Parent Company....................................	660	660	640

Changes in assets and liabilities:
Accounts receivables.................................................................	(325)	76	(407)
Receivables from sales representatives.....................................	(1,213)	(1,522)	2,079
Inventory of paper......................................................................	127	80	200
Prepaid expenses and other current assets.................................	2,632	(1,440)	1 ,611
Long term assets.........................................................................	(581)	600	308
Accounts payable.......................................................................	2,081	(1,829)	(1,157)
Accrued liabilities and liabilities for incentive and bonus plans.........................................................................................	(990)	(181)	77
Deferred income and customer prepayments............................	944	18	3,447
Amount due to Parent Company...............................................	911	2,421	(6,268)
Income taxes payable.................................................................	(350)	87	227
Net cash provided by operating activities........................	17,656	14,635	15,139

Cash flows from investing activities:
Proceeds received from maturities of long term investments...	230	190	460
Purchase of long term investments............................................	(232)	(209)	(93)
Purchase of property and equipment.........................................	(3,110)	(1,706)	(8,318)
Proceeds from sales of property and equipment.......................	69	1,403	39
Net cash used for investing activities................................	(3,043)	(322)	(7,912)

Cash flows from financing activities:
Dividends paid...........................................................................	(13,500)	(20,000)	(14,945)
Advances from (to) shareholders...............................................	(6,526)	5,457	7,438
Net cash used for financing activities................................	(20,026)	(14,543)	(7,507)

Net decrease in cash and cash equivalents....................................	(5,413)	(230)	(280)
Cash and cash equivalents, beginning of the year.........................	21,356	15,943	15,713
Cash and cash equivalents, end of the year..............................	$ 15,943	$ 15,713	$ 15,433

Supplemental cash flow disclosures:
Income tax paid..........................................................................	$ 1,688	$ 1,465	$ 1,208
Interest paid................................................................................	264	336	337

The accompanying notes are an integral part of these consolidated financial statements.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  The Company

  Trade Media Holdings Ltd. (the "Company") was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies. The Company is a 90.01% owned subsidiary of Hung Lay Si Co Ltd. (the "Parent Company"). The Parent Company is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. Hill Street Trustees Ltd. is the trustee of the trust (the "Trustee") and the Trustee has the sole and exclusive voting, investment and dispositive power over the shares of capital stock of the Parent Company owned by the trust.

  The Company's principal business is that of a business-to-business market maker that collects and publishes data on export suppliers and their products in order to serve global retailers, manufacturers and distributors that import. Its businesses are conducted primarily through Trade Media Ltd., its wholly owned subsidiary, which was incorporated in the Cayman Islands. Another wholly owned Cayman Islands incorporated subsidiary of the Company, ASM Business Services Ltd., organizes conferences and exhibitions on technologies related issues, while Pine Grove B.V. and A.S. Mediaconsult Ltd., wholly owned subsidiaries incorporated in the Netherlands and Cyprus, respectively, are in the business of licensing of the Asian Sources/Global Sources Online catalog services. The principal service companies, which are wholly owned by the Company, are Media Data Systems Pte Ltd., incorporated in Singapore and Equitable Accounting Services Ltd., Publishers Representatives Ltd. and Floro Company Ltd., incorporated in Hong Kong.

  Summary of Significant Accounting Policies

  Basis of Consolidation and Presentation

    The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and comprise the accounts of the Company, its wholly owned subsidiaries and those owned through nominee shareholders. All significant intercompany transactions and balances have been eliminated on consolidation.

    The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective dates of disposal.

    On June 30, 1999 and December 30, 1998, the Company disposed of investments in certain subsidiary companies. There was no material impact on the financial position or on the net income of the Company due to the disposal of these subsidiaries.

    The functional currency of the Company and certain subsidiaries is the United States dollar. The functional currencies of other subsidiaries are their respective local currencies. United States dollars are used as the reporting currency as the Company's operations are global.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Summary of Significant Accounting Policies - (Continued)

  Inventory of Paper

  Inventory of paper is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. Net realizable value is the price at which inventory of paper can be sold in the normal course of business after costs of realization.

  Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

    Depreciation on property and equipment is calculated to amortize their cost on a straight line basis over their estimated useful lives as follows:

    Fixtures, fittings and office equipment ............................. 5 years

    Leasehold improvements ................................................... 5 years

    Motor vehicles .................................................................... 5 years

    Computer equipment and software .................................... 3 years

    Costs incurred for the development of software for sale are expensed as incurred. The Company also incurs cost for the development of Web sites and e-commerce software for internal use. Prior to 1999, those costs were expensed as incurred. Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Costs incurred in the preliminary project stage with respect to the development of Web sites and software for e-commerce are expensed as incurred; costs incurred during the application development stage are being capitalized and will be amortized over the estimated useful life of three years upon the expected commissioning of service of the software in 2000. Training and maintenance costs will be expensed as incurred.

  Intangible Assets

  Copyrights are carried at cost less accumulated amortization. Copyrights are amortized on a straight line basis over a period of ten years.

  Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is being amortized on a straight-line basis over twenty years.

  Investments

  Long term investments are U.S. Treasury strips zero % coupon held to maturity and are stated at amortized cost.

  Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment, copyright or goodwill as of December 31, 1999.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Summary of Significant Accounting Policies - (Continued)

  Revenue Recognition

  The Company derives its revenues from advertising fees in its published trade magazines and Web sites, sales of trade magazines and software, fees from licensing its trade and service marks, service fees from the provision of software maintenance service and organizing business seminars.

  Revenues from advertising for trade magazines and Web sites are recognized ratably in the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazines subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. The Company sells software with the provision of post-contract maintenance service for one year. Revenue from sales of software is recognized upon delivery of the software and when no significant unfulfilled obligations remain. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. The post-contract customer support is valued at the price charged when the maintenance service is sold separately. Revenue form organizing business seminars is recognized at the conclusion of the seminar.

  Commencing in 1999, the Company receives license fees and royalties from licensing its trade and service marks. Revenue from license fees is recognized to the extent of direct costs incurred relating to certain training and licensee setup activities, with the balance of license fees earned ratably over the term of the license, currently four to five years. Royalties from license arrangements are earned ratably in the period in which the advertisement is displayed by the licensee.

  The interest income from investments in U.S. Treasury strips zero % coupon is recognized as it accrues, taking into account the effective yield on the asset.

  Transactions with Sales Representatives

  The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing service fees. These expenses are included in cost of revenues.

  The Company's sales representatives collect advertising fees on behalf of the Company. Included in receivables from sales representatives are advertising fees collected on behalf of the Company as well as cash advances made to the sales representatives.

  Advertising Expenses

  Advertising expenses are expensed as incurred.

  Operating Leases

  The Company leases certain office facilities under cancelable short term leases. Rentals under operating leases are expenses on a straight line basis over the life of the leases.

  Liabilities for Bonus Plan

The Company rewards its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable in cash generally at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. These awards are expensed in the period to which the performance bonus relates.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Summary of Significant Accounting Policies - (Continued)

  Retirement Benefits

  The Company operates a number of defined contribution retirement benefit plans. Contributions are based on a percentage of each eligible employees' salary and are expensed as the related salaries are incurred.

  Income Taxes

  The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of temporary differences between the financial reporting and tax basis of its assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax asset when it is more likely than not that the deferred tax asset will not be recovered.

  Foreign Currencies

  Transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect on the date of the transaction. As of the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are remeasured using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions and remeasurement of foreign currency denominated accounts are included in the determination of net income in the year in which they occur.

  The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follow: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expenses amounts at the average monthly exchange rate during the year. The cumulative translation differences were not material as of December 31, 1998 and 1999.

  Segment Reporting

  Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items, and segment assets. Additionally, companies are required to report information about the revenues derived from their products and services groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers.

  The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has three reportable segments: online advertising services, subscriptions and print advertising services and global transaction software services.

  Comprehensive Income

SFAS No. 130, "Reporting comprehensive Income", establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the years ended December 31, 1997, 1998 and 1999, the Company had no material comprehensive income items.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Summary of Significant Accounting Policies - (Continued)

  Basic and Diluted Net Income Per Share

  Basic net income per share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding during the period, as restated as discussed in note 14. Diluted net income per share is calculated using the weighted average number of outstanding ordinary shares, as restated as discussed in note 14, plus other dilutive potential ordinary shares. For all periods presented, the Company did not have any potential common shares; therefore, both the basic and diluted net income per share computations resulted in the same amounts.

  Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending March 31, 2000. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date for the Company until January 1, 2001. The Company does not currently engage or plan to engage in derivative or hedging activities and, therefore, the adoption of SFAS No. 133 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

In December 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarizes certain of the SEC Staff views in applying U.S. GAAP to revenue recognition in financial statements. The Company adopted SAB 101 in these consolidated financial statements. Such adoption has no impact on the Company's consolidated financial statements.

  Current Assets:

	At December 31,
	1998	1999
Accounts receivable:
Gross trade receivables ........................................................................	$ 10,218	$ 8,980
Less: Allowance for doubtful debts ....................................................	(2,376)	(1,854)
	$ 7,842	$ 7,126

Movements in Allowance for Doubtful Accounts:
	Year ended December 31,
	1998	1999
Balance at beginning of year ............................................................	$ 2,806	$ 2,376
Charged to bad debt expense ...............................................................	1,124	1,123
Write-off of bad debts ..........................................................................	(1,554)	(1,645)
Balance at end of year .......................................................................	$ 2,376	$ 1,854

	At December 31,
	1998	1999
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors .................................	$ 1,545	$ 699
Prepaid expenses ..............................................................................	786	732
Advances to minority shareholder ...................................................	743	-
Other current assets ..........................................................................	2,507	1,796
	$ 5,581	$ 3,227

  TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

  (PREDECESSOR TO GLOBAL SOURCES LTD.)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

  (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Property and Equipment, net:

	At December 31,
	1998	1999
Capital work-in progress ..................................................................	$ -	$ 1,220
Leasehold improvements .................................................................	1,852	1,871
Motor vehicles ..................................................................................	70	73
Computer, fixtures, fittings and office equipment ...........................	8,947	11,068
Software development costs..............................................................	-	4,611
Property and equipment, at cost .......................................................	10,869	18,843
Less: Accumulated depreciation ......................................................	(7,271)	(9,055)
	$ 3,598	$ 9,788

  Intangible Assets, net:

	At December 31,
	1998	1999
Goodwill ...........................................................................................	$ 654	$ 654
Copyrights ........................................................................................	3,706	3,706
	4,360	4,360
Less: Accumulated amortization .....................................................	(3,244)	(3,615)
	$ 1,116	$ 745

  Long-term Investments:

	At December 31,
	1998	1999
U.S. Treasury strips zero % coupon
The amortized cost classified by date of contractual maturity is as follows:
Due within one year .........................................................................	$ 439	$ 439
Due after one year through five years ..............................................	1,467	1,410
Due after five years through ten years .............................................	639	499
	$ 2,545	$ 2,348

The fair value classified by date of contractual maturity is as follows:
Due within one year..........................................................................	$ 447	$ 444
Due after one year through five years...............................................	1,565	1,433
Due after five years through ten years..............................................	741	509
	$ 2,753	$ 2,386

	At December 31,
	1998	1999
Gross unrealized holding gains ........................................................	$ 208	$ 38
Gross unrealized holding losses .......................................................	-	-

  TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

  (PREDECESSOR TO GLOBAL SOURCES LTD.)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

  (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Other Assets:

	At December 31,
	1998	1999
Employee housing loans ..................................................................	933	631
Rental and utility deposits ................................................................	598	592
	1,531	1,223

  Current Liabilities:

	At December 31,
	1998	1999
Deferred income and customer prepayments:
Advertising .......................................................................................	8,159	11,529
Subscription and others ....................................................................	3,533	3,610
	11,692	15,139

	At December 31,
	1998	1999
Accrued liabilities:
Salaries, wages and commissions ....................................................	776	805
Retirement benefit plans ...................................................................	640	522
Current portion of liabilities for incentive and bonus plans ............	2,347	2,725
Others ................................................................................................	1,253	3,017
	5,016	7,069

  Liabilities for Incentive and Bonus Plans:

	At December 31,
	1998	1999
Liability for incentive plan ...............................................................	2,909	1,400
Liability for long term discretionary bonus program ......................	2,457	2,140
	5,366	3,540

  Related Party Transactions

The Company has extended loans to certain members of its senior management to finance their purchase or lease of residence. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable by equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residence were $933 and $631 as of December 31, 1998 and 1999, respectively. Loans due from employees for lease of residence were $187 and $291 as of December 31, 1998 and 1999, respectively.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In US Dollars Thousands, Except Number of Shares and Per Share Data)

  Related Party Transactions - (Continued)

  The Company leases certain office facilities from subsidiaries of the Parent Company under cancellable operating leases that include both rental and building maintenance services. During the years ended December 31, 1997, 1998 and 1999, the Company incurred rental and building management services expenses of $2,329, $2,036 and $1,406, respectively, with respect to these office facilities.

  The Company had $10,487 and $11,404 amounts due to the Parent Company as of December 31, 1998 and 1999, respectively. The amounts due to Parent Company are stated net of advance payments of $6,695 and $NIL as of December 31, 1998 and 1999, respectively. Such advances have been made in anticipation of future dividend declarations. The amount due to the Parent Company is unsecured and has no fixed repayment terms. Interest is charged in the range of 2 to 3% (being 2.8% as of December 31, 1999). During the years ended December 31, 1997, 1998 and 1999, the Company incurred interest expense of $264, $336 and $337, respectively, with respect to amounts due to the Parent Company.

  Effective January 1, 2000, the Company executed an unsecured promissory note in the principal amount of $11,404 to establish the repayment terms of amounts owed to the Parent Company. On January 1, 2005, the Company will begin repayment of this promissory note. The Company will make quarterly payments of principal and interest over the following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

  During the years ended December 31, 1997, 1998 and 1999, the Company incurred operating expenses of $660, $660 and $640, respectively, allocated from the Parent Company. The Company believes that the methods used in the allocation of expenses are reasonable and that the consolidated statements of income include all costs directly and indirectly attributable to the Company. The amounts related to the Company have been determined by segregating amounts related to the operation of the Company from those related to the Parent Company. The determination of such amounts was made by reference to individual records for costs specifically relating to the Company or by allocation based on number of personnel, time spent by personnel, usage of facilities or similar references.

  Liabilities for Incentive and Bonus Plans:

  The Company rewards its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. Amounts expensed related to these awards for the years ended December 31, 1997, 1998 and 1999 were $365, $287 and $143, respectively.

  The required funds are set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupon maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

  Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Amounts expensed related to incentive awards under plans administered by the Company for the years ended December 31, 1997, 1998 and 1999 were $821, $633 and $45, respectively. Amounts under liabilities for incentive plans include amounts owed under plans previously administered by the Company.

  Retirement Benefit Plans

  The Company operates a number of defined contribution retirement benefit plans. Employees working in a jurisdiction where there is no statutory provision for retirement benefits are covered by the Company's plans.

  TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

  (PREDECESSOR TO GLOBAL SOURCES LTD.)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

  (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  12. Retirement Benefit Plans - (Continued)

  The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 1998 and 1999 were $500 and $410, respectively.

  The Company incurred costs of $1,052, $968 and $823 with respect to the retirement plans in the years ended December 31, 1997, 1998 and 1999, respectively.

  Income Taxes

The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

Income before income taxes consists of:

	Year Ended December 31,
	1997	1998	1999
Cayman Islands .................................................................	$12,075	$13,462	$11,470
Foreign ..............................................................................	(1,247)	(329)	934
	$10,828	$13,133	$12,404

The provision for income taxes consists of:

	Year Ended December 31,
	1997	1998	1999
Current tax expense:
Cayman Islands .................................................................	$ -	$ -	$ -
Foreign ...............................................................................	1,338	1,552	1,435
Total provision ...................................................................	$ 1,338	$ 1,552	$ 1,435

The provision for income taxes for the years ended December 31, 1997, 1998 and 1999 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	Year Ended December 31,
	1997	1998	1999
Income taxes at statutory rate ............................................	$ -	$ -	$ -
Foreign income and revenues taxed at higher rates .........	1,338	1,552	1,435
Total ...................................................................................	$ 1,338	$ 1,552	$ 1,435
Effective tax rate ................................................................	12.36%	11.82%	11.57%

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Income Taxes - (Continued)

  Deferred tax assets consist of the following:

	Year Ended December 31,
	1998	1999
Net operating loss carry forwards .........................................	$ 164	$ 164
Less: valuation allowance ....................................................	(164)	(164)
Deferred tax assets ................................................................	$ -	$ -

  The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization.

  As of December 31, 1999, a dormant subsidiary domiciled in Cyprus has net operating loss carry forwards of approximately $3.9 million available to reduce future taxable income of that dormant subsidiary. Such loss carry forwards expire in varying amounts in the years 2000 and 2001.

  Share Capital

  As of December 31, 1999, the Company was authorized to issue 50,000 ordinary shares, with a par value of $1.00 per share, of which 44,500 shares were designated as Class A and 5,500 shares are designated as Class B. As of each December 31, 1998 and 1999, the Company had issued and outstanding 9,001 and 999 ordinary shares of Class A and Class B, respectively.

  The Class A ordinary shares entitled holders to have one vote for each share held while the Class B ordinary shares did not have any voting rights. Except for the difference in voting rights, the Class A and Class B ordinary shares did not differ in terms of dividend rights and entitlement to assets distribution upon liquidation of the Company.

  On April 14, 2000, in conjunction with the Share Exchange Agreement discussed in Note 21, Fairchild (Bermuda) Ltd. issued 25,051,380 ordinary shares to the Company's shareholders in exchange for all of the Company's 10,000 ordinary shares outstanding at that date. All share and per share amounts in these consolidated financial statements have been restated for all periods presented in a manner similar to a 2,505 to 1 stock split. The authorized share capital of Fairchild (Bermuda), Ltd. following the Share Exchange is 50,000,000 ordinary shares.

  Fair Value of Financial Instruments

  The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of related party receivables and payables cannot be determined due to the related party nature. The carrying amount and market value of investments in U.S. Treasury Strips zero % coupon are discussed in Note 6.

  Concentration of Credit Risk and Other Risks

  Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of investment in checking and money market accounts, investment in U.S. Treasury strips zero % coupon, trade accounts receivable and receivables from sales representatives. The Company maintains checking and money market accounts with high quality institutions. The Company has a number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company's revenues for each of the years ended December 31, 1997, 1998 and 1999. No customer accounted for more than 10% of the accounts receivable as of December 31, 1998 and 1999.

  TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

  (PREDECESSOR TO GLOBAL SOURCES LTD.)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

  (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Operating Leases

  All the Company's office facilities leases are cancellable operating leases that expired by December 31, 1999. The Company has currently renewed these operating leases for an additional two to five years under cancellable arrangements. During the years ended December 31, 1997, 1998 and 1999, the Company's operating lease rental expenses were $3,407, $3,456 and $1,898, respectively.

  Segment and Geographic Information

The Company has four reportable segments: online advertising services, subscriptions and print advertising services, global transaction software services and other. Revenues by geographic location are based on the location of the customer.

  Segment Information

	Year Ended December 31,
	1997	1998	1999
Revenues:
Online advertising services.........................................	$ 5,177	$ 14,602	$ 25,795
Subscriptions and print advertising services..............	96,596	76,817	62,116
Global transaction software services..........................	1,076	1,228	584
Other...........................................................................	3,532	3,226	3,379
Consolidated..................................................................	106,381	95,873	91,874

Income/(loss) from Operations:
Online advertising services.........................................	$ (1,585)	$ 513	$ 3,607
Subscriptions and print advertising services..............	18,878	13,921	9,392
Global transactions software services........................	(4,014)	(1,889)	(1,562)
Other...........................................................................	1,277	32	319
Consolidated..................................................................	$ 14,556	$ 12,577	$ 11,756

	At December 31,
	1998	1999
Identifiable Assets:
Online advertising services........................................................................	$ 7,152	$ 16,319
Subscriptions and print advertising services..............................................	37,664	28,220
Global transaction software services..........................................................	564	572
Other...........................................................................................................	1,580	1,534
Consolidated..................................................................................................	$ 46,960	$ 46,645

  Foreign Operations

	Year Ended December 31,
	1997	1998	1999
Revenues:
Asia.............................................................................	$ 96,449	$ 87,654	$ 85,352
United States...............................................................	6,403	5,630	4,618
Europe.........................................................................	2,630	1,783	1,159
Other...........................................................................	899	806	745
Consolidated..................................................................	$106,381	$ 95,873	$ 91,874

	At December 31,
	1998	1999
Long-Lived Assets:
Asia ...........................................................................................................	$ 6,245	$ 11,754
Consolidated .................................................................................................	$ 6,245	$ 11,754

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Contingencies

  From time to time the Company is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that it is remote that the outcome of the outstanding litigation and claims as of the current date will have a material adverse effect on the Company's consolidated financial position and results of operations.

  Capital Commitments

  During the period from March to June 1999, the group entered into agreements with a consulting firm under which the consulting firm was hired to develop software for the Company's prospective electronic commerce. The estimated price of the agreements aggregated to approximately $3,572. During the year ended December 31, 1999, the Company has incurred costs of $3,057 under these consulting agreements and in accordance with its accounting policy as disclosed at Note 2(e), has capitalized these costs as software development costs. Remaining commitments under these agreements as of December 31, 1999 were $515.

  During the year ended December 31, 1999, the Company entered into contracts with suppliers for the renovation of a new leasehold office premises. The total estimated value of these contracts is approximately $2,070. As of December 31, 1999, the Company has incurred costs of $1,610 under these contracts. The outstanding capital commitments under these contracts as of December 31, 1999 was approximately $460.

  Share Exchange Agreement

On December 6, 1999, a Share Exchange Agreement was executed by The Fairchild Corporation, Fairchild (Bermuda), Ltd., Trade Media Holdings Ltd. and the shareholders of Trade Media Holdings Ltd. (the "Share Exchange"). Under the Share Exchange, Fairchild (Bermuda), Ltd. issued additional common shares in exchange for all of the issued and outstanding shares of the Company.

The Share Exchange was contingent upon the following events, all of which had occurred as of April 14, 2000:

    The Fairchild Corporation successfully spinning off to its shareholders all of the outstanding shares of Fairchild (Bermuda), Ltd. A subsidiary of Fairchild (Bermuda), Ltd. will own the net assets of the Fairchild optical disc equipment business.

    Fairchild (Bermuda), Ltd. causing its subsidiary to sell its optical equipment business and using the consideration from the sale to repay all debt owing to a subsidiary of The Fairchild Corporation.

    A registration statement on Form F-1 by Fairchild (Bermuda), Ltd. being declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect.

    The Fairchild (Bermuda), Ltd. common shares being approved for quotation on the NASDAQ National Market as of the Share Exchange.

After the Share Exchange, The Fairchild Corporation and shareholders of The Fairchild Corporation hold less than 5% and the current shareholders of the Company hold the remainder of the combined companies. After the Share Exchange, Fairchild (Bermuda), Ltd. was renamed Global Sources Ltd. Global Sources Ltd. will record the Share Exchange as a recapitalization. This will reflect a private operating company, the Company, as the acquirer combining into Fairchild (Bermuda), Ltd., a non-operating public shell corporation with nominal net assets. As of, and subsequent to, the Share Exchange, the historical consolidated financial statements of the Company will be presented as the continuing accounting entity, similar to a reverse acquisition. Thereafter, all of the historical consolidated financial statements presented will represent that of the Company.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  Share Exchange Agreement - (Continued)

  In the Share Exchange, Fairchild (Bermuda), Ltd. issued 25,051,380 ordinary shares to the Company's shareholders in exchange for all of the Company's 10,000 ordinary shares outstanding at that date. The shareholders' equity of the Company has been restated to reflect the effect of the 2,505 to 1 exchange ratio. The authorized share capital of Fairchild (Bermuda), Ltd. following the Share Exchange is 50,000,000 ordinary shares. In addition, Fairchild (Bermuda), Ltd. issued 62,628 ordinary shares and 1,189,941 ordinary shares to The Fairchild Corporation and The Fairchild Corporation's shareholders, respectively.

  On April 3, 2000, the Form F-1 was declared effective, and on April 14, 2000, the above Share Exchange Agreement was consummated. As of April 14, 2000, the Company's new immediate holding company, Global Sources Ltd., was publicly listed on NASDAQ.

  The estimated transaction costs associated with the Share Exchange Agreement, amounting to $750 up to December 31, 1999, have been expensed during the year. This expense is included under circulation, general and administrative cost for the year ended December 31, 1999 in the Consolidated Statements of Income.

  Subsequent Events

(i) Restricted share award plan

On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Parent Company assigned 4,001,600 ordinary shares of the Company, representing a 16% equity interest in the Company, to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 500,200 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares vests immediately. The chairman and chief executive officer's entitlement to 3,501,400 of these shares is subjected to employment, non-compete and vesting terms under an employment agreement with one of the Company's United States subsidiaries. The 3,501,400 shares vest ratably over 10 years, 10% each year. These Company shares represent Global Sources Ltd. common shares following the Share Exchange. The non-cash compensation expense associated with these awards is estimated to be as follows:

Upon entering into the aforementioned

employment agreement....................................................$8.0 million

Ratably over the relevant vesting term of 10 years,

10% each year..................................................................$5.6 million annually for ten years

(ii) Establishment of equity compensation plans

On December 30, 1999, the Company established the Global Sources Employee Equity Compensation Trust (the "Trust") for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans. The Trust is administered by Harrington Trust Limited (the "Bermuda Trustee"). The Bermuda Trustee in the exercise of its power under the Declaration of Trust may be directed by the plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the plan committee.

On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Parent Company assigned 2,501,000 ordinary shares of the Company, representing a 10% equity interest in the Company, to the Company for the establishment of stock option plans and/or a restricted share award plan, to be known as ECP I, ECP II and ECP III. These Company shares represent Global Sources Ltd. common shares following the Share Exchange.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(ii) Establishment of equity compensation plans - (Continued)

Eligible employees, directors and consultants under ECP I will be entitled to purchase common shares of Global Sources Ltd. at a price to be determined by the plan committee at the time of the grant. The exercise price of these options may be below the fair market value of the Company's ordinary shares. The plan committee determines who will receive, and the terms of, the options. Optionees may pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment will be made to the Trust.

Eligible employees, directors and consultants under ECP II will be entitled to purchase common shares of Global Sources Ltd. at an exercise price to be determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise price of both of these options may be below the fair market value of the Company's ordinary shares. The plan committee determines who will receive, and the terms of, the options. Optionees may pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment will be made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment, agency, non-compete and vesting terms.

Eligible employees and directors under ECP III will be awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which will be determined by dividing the amount of compensation awarded by an amount determined by the plan committee prior to the Share Exchange.

Entitlement of the employees to these common shares is subject to employment, non-compete and vesting terms.

Should Global Sources Ltd. common shares under the ECP III plan not be approved for quotation on a stock exchange or the NASDAQ Market before January 1, 2003, the amount of the award will be paid in cash.

The non-cash compensation expense associated with awards expected under ECP II and ECP III is estimated to be approximately $10,999 and $3,225, respectively, and will be recognised ratably over the three year vesting term.

As of May 26, 2000, no awards have been made under ECP I, ECP II or ECP III. Future awards, if any, are subject to plan committee approval.

(iii) Credit facility, loan to chairman and minority interest investment

On March 17, 2000, the Company entered into a credit facility with the Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25,000, with minimum borrowings of $1,000. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The Parent Company has guaranteed all of the Company's obligations under the credit facility.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(iii) Credit facility, loan to chairman and minority interest investment - (Continued)

On March 22, 2000, the Company used a portion of the credit facility in the amount of $5,260, to repay and cancel a loan made on March 9, 2000 from the Parent Company to one of the Company's United States subsidiaries. Funds from the loan to one of the Company's United States subsidiaries was used to make a loan on March 9, 2000 to the Company's chairman and chief executive officer to pay his U.S. taxes. This loan bears interest at the applicable U.S. Federal Funds rate plus 2%. The interest and principal of this loan, which is unsecured, are due on March 8, 2002. A further $8,000 of such credit facility has been used to partially fund a $10,000 non-controlling and minority interest investment made by the Company in an unaffiliated electronic commerce company. As of May 26, 2000, $13,260 of principal was outstanding under this credit facility.

On May 18, 2000, the Company signed an agreement to invest $1,000 for a non-controlling minority interest investment in an unaffiliated electronic commerce company. Under the terms of the agreement, the Company further agreed to provide an unsecured cash advance of $2,000 to the investee company, repayable within two years or upon 3 months notice from the Company. The Company has an option to convert this unsecured advance into equity shares in the investee company. The Company paid the $1,000 investment on May 19, 2000.

(iv) Procurement of Services

Effective May 1, 2000, the Company engaged The Fairchild Corporation to provide financial, legal and certain other services to the Company for a fee of $42 per month. These services can be terminated at any time, by either party without penalty and with immediate effect.